Maxim Group LLC
405 Lexington Avenue
New York, New York 10174

November 20, 2006

Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re:	SORL Auto Parts Inc. (the "Company")
Registration Statement on Form S-1 (File No. 333-137019)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of the underwriters, hereby joins in the request of the Company that the effective date of such registration statement be accelerated to 10 a.m. (New York time) on Tuesday, November 21, 2006, or as soon thereafter as practicable.

In accordance with Rule 460 under the Act and in connection with the foregoing, please note that the sole book runner, Maxim Group LLC, for an on behalf of itself and the other underwriter in the offering, Chardon Capital Markets, LLC, have effected from October 20, 2006 through the date hereof approximately the following distribution:

Preliminary Prospectus dated October 20, 2006

3,020 copies to prospective institutional investors, dealers and others.

Preliminary Prospectus dated November 15, 2006

1,521 copies to prospective institutional investors, dealers and others.

We are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities referred to in the captioned registration statement.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours, MAXIM GROUP LLC, as representative of the underwriters By: /s/ Cliff Teller Cliff Teller Director of Investment Banking